SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: November 13, 2006

ELTEK Ltd.

Amnon Shemer, CFO

+972-3-9395023

amnons@eltek.co.il

Eltek Announces Third-Quarter 2006 Financial Results

—	Continued double – digit organic revenue growth, reaching a record level of $10.2 million in Q3, up 20%

—	Eighth consecutive quarter of profitability, net income $ 480,000 in Q3, up 24%

PETACH-TIKVA, Israel, November 13, 2006 (BUSINESS WIRE) – Eltek Ltd. (NASDAQ:ELTK), the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the third quarter of 2006.

Third – Quarter 2006 Financial Highlights:

–  Record revenues of $ 10.2 million, up 20% from Q3 2005.

–  Quarterly operating income of $ 598,000 up 16%

–  Quarterly net income up 24% to $ 480,000 or $ 0.07 per fully diluted share

Eltek reported revenues for the three months ended September 30, 2006 of NIS 44.1 million ($10.2 million) compared with NIS 36.6 million ($ 8.5 million) for the third quarter of 2005. The increase in revenues is attributable to new customers and new projects with existing customers, along with increased sales with respect to ongoing projects.

Net income for the third quarter totalled NIS 2.1 million ($ 480,000), or $ 0.07 per fully diluted share compared with net income of NIS 1.7 million ($ 386,000), or $ 0.06 per fully diluted share for the same quarter in 2005. The third quarter of 2006 was the Company’s eighth consecutive quarter of profitability.

First Nine Months 2006 Financial Highlights:

–  Revenues of $ 30.3 million, up 24% from comparable period in 2005.

–  Nine months operating income of $ 2 million, up 83%

–  Nine months net income up 135% to $ 1.6 million, or $ 0.23 per fully diluted share

Revenues for the nine-month period ended September 30, 2006, were NIS 130.5 million ($ 30.3 million) compared with revenues of NIS 104.9 million ($ 24.4 million) for the comparable period in 2005.

Net income for the nine-month period ended September 30, 2006 was NIS 6.9 million ($ 1.6 million), or $ 0.23 per fully diluted share, compared with a net income of NIS 3.0 million ($ 688 thousand) or $ 0.10 per fully diluted share for the same period in 2005.

In the third quarter of 2006, Eltek had EBITDA of $ 1.2 million compared to EBITDA of $ 1.2 million in the third quarter of 2005. In the first nine months of 2006, Eltek had EBITDA of $ 3.9 million compared with EBITDA of $ 3.2 million in the same period in 2005.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Arieh Reichart, President and Chief Executive Officer of Eltek, said, “Our third quarter results continued a two year string of increased revenue and profitability relative to comparable prior year quarters. New high – end PCBs customer engagements, gradually expanded production capacity and increasing production efficiency have contributed to the highest revenues in our history for the first nine months of 2006.”

Mr. Reichart added: “We currently expect a favourable shift in our revenue growth profile toward our higher margin high – end PCBs component. In order to meet the expected increase in high – end customer demand, and in light of high plant utilization rate, we carefully plan to grow our capacity and modify our production processes.

Amnon Shemer, CFO of Eltek commented: “In the third quarter we grew our quarterly operating and net income by 16% and 24%, respectively, from the corresponding quarter in 2005. During Q3 we managed our business to offset higher raw material costs and the continued devaluation of the U.S. dollar against the NIS resulting in our receiving less NIS for each dollar denominated sale, while a significant part of our expenses, primarily employee salaries, are denominated in NIS”.

“In the fourth quarter of 2006 and through the first half of 2007, we plan to continue to adjust our capacity and manufacturing processes to meet the demand for our products,”he continued. “We are investing in our facility, equipment, people and development of our supply chain. During the first nine months of 2006, we invested over $ 1.7 million in capital expenditures, including $ 643 thousand in the third quarter” he concluded.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products.. For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

ELTEK LTD.
Consolidated Statements of Operations
(In thousands, except per share data)

			Convenience translation			Convenience translation
Reported amounts	Nine months ended September 30,			Three months ended September 30,
	2005 (Unaudited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) U.S. $	2005 (Unaudited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) U.S. $

Revenues	104,859	130,532	30,342	36,622	44,087	10,249

Costs of revenues	(84,750)	(103,594)	(24,080)	(28,921)	(34,923)	(8,118)

Gross profit	20,109	26,938	6,262	7,701	9,164	2,131

Research and development, net	(485)	(494)	(115)	(134)	(186)	(43)
Selling, general and administrative
Expenses	(14,417)	(17,726)	(4,120)	(5,512)	(6,406)	(1,490)

Amortization of goodwill	(447)	-	-	(147)	-	-

Operating income	4,760	8,718	2,027	2,208	2,572	598

Financial expenses, net	(2,028)	(1,789)	(416)	(648)	(529)	(123)

Income (loss) before other income, net	2,732	6,929	1,611	1,560	2,043	475

Other income (expenses), net	34	31	7	58	-	-

Income before taxes on income	2,766	6,960	1,618	1,618	2,043	475

Taxes on income	-	-	-	-	-	-

Income after taxes on income	2,766	6,960	1,618	1,618	2,043	475

Minority share in subsidiary's net
results	194	(13)	(3)	42	23	5

Net income for the period	2,960	6,947	1,615	1,660	2,066	480

Basic earnings per 1 ordinary share	*0.53	1.24	0.28	*0.30	0.37	0.08

Diluted earnings per 1 ordinary share	*0.45	1.00	0.23	*0.24	0.30	0.07

Weighted average share capital used to
compute basic net earnings per share (in
thousands)	*5,566	5,615	5,615	*5,602	5,624	5,624

Weighted average share capital used to
compute diluted net earnings per share
(in thousands)	*6,969	6,920	6,920	*7,008	6,928	6,928

*The implementation of Israeli Accounting standard no. 21 regarding earnings per share requires restatement of accordance with the new standard.

Eltek Ltd.
Consolidated Condensed Balance Sheets
(In thousands)

				Convenience translation
	December 31,	September 30,	September 30,	September 30,
Reported amounts	2005 (Audited) NIS	2005 (Unaudited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) US$

Assets

Current assets

Cash and cash equivalents	7,258	1,749	6,781	1,576
Receivables: Trade	22,743	28,100	32,297	7,507
Other	2,173	2,676	1,349	313
Inventories	16,051	15,822	16,969	3,882
Prepaid expenses	986	1,417	1,612	375

Total current assets	49,211	49,764	58,738	13,653

Deferred taxes	697	708	697	162

Property and equipment, net	32,969	30,617	33,895	7,879

Goodwill	3,735	3,938	3,743	870

Total assets	86,612	85,027	97,073	22,564

Liabilities and Shareholder's equity

Short-term credit and current maturities
of long-term debts	17,561	19,460	15,263	3,548
Trade payables	25,176	25,263	28,501	6,626
Other liabilities and accrued expenses	10,914	10,672	12,146	2,823
Convertible note	-	-	1,831	426

Total current liabilities	53,651	55,395	57,741	13,423

Long - term liabilities
Long term debt, excluding current
maturities	7,607	6,545	7,757	1,803

Employee severance benefits	274	179	867	201

Total liabilities	7,881	62,119	66,365	15,427

Minority interests	1,547	1,594	1,598	370

Convertible note	1,820	1,773	-	-

Shareholder's equity

Ordinary shares, NIS 0.6 par value
Authorized 50,000,000 shares, issued
and outstanding 5,624,011 shares at
September 30, 2006 and 5,602,511 shares
at December 31, 2005	29,698	29,765	29,778	6,922
Additional paid in capital	54,553	54,553	54,981	12,780
Capital reserves related to loans from
controlling shareholders	10,010	10,010	10,010	2,327
Cumulative foreign currency translation
adjustments	1,916	2,044	1,927	448

Capital reserve	6,685	6,685	6,685	1,554

Accumulated deficit	(81,216)	(83,516)	(74,269)	(17,264)

Total Shareholder's equity	21,713	19,541	29,112	6,767

Total liabilities and shareholder's
equity	86,612	85,027	97,073	22,564

Non-GAAP Earnings Reconciliations	Nine Months ended September 30,				Three Months ended September 30,
	2005 (Unaudited) NIS	2006 (Unaudited) NIS		2006 (Unaudited) U.S. $	2005 (Unaudited) NIS	2006 (Unaudited) NIS	2006 (Unaudited) U.S. $

GAAP net income	2,960	6,947		1,615	1,660	2,066	480

Add back items:

Financial expenses, net	2,028	1,789		416	648	529	123

Tax benefit	-	-		-	-	-	-

Amortization of goodwill	447	-		-	147	-	-

Depreciation	8,210	7,846		1,823	2,623	2,628	610

Adjusted EBITDA (Non-GAAP)	13,645	16, 58	2	3,854	5,078	5,223	1,213